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April 16, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory and Mary Beth Breslin

Re:	TransCode Therapeutics, Inc.
Draft Registration Statement on Form S-1 Submitted December 18, 2020
CIK No. 0001829635

Dear Mr. Drory and Ms. Breslin:

This letter is being submitted on behalf of TransCode Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1, filed on April 8, 2021 (the “Registration Statement”), as set forth in the Staff’s letter, dated April 14, 2021, addressed to R. Michael Dudley (the “Comment Letter”). The Company has revised the Registration Statement and is concurrently publicly filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter, including changes in response to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Draft Registration Statement).

United States Securities and Exchange Commission

April 16, 2021

Amendment No.2 to Registration Statement on Form S-1 filed April 8, 2021

Prospectus Summary

Overview

Modular Design Toolbox, page 2

1.	We note your revised disclosure here and on the top of page 91, that you "can also synthesize nanocarriers with tunable chemistry properties to maximize therapeutic delivery success." Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. Given your current stage of development, please revise your disclosure here to provide a clear basis for all performance claims so that you avoid any suggestion that your preclinical product candidates will demonstrate success or efficacy or otherwise delete the claim that you can "maximize therapeutic delivery success."

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the disclosure on pages 2 and 91 of the Amended Registration Statement to address the Staff’s comments regarding the Company’s preclinical product candidates.

Employment Arrangements with our Named Executive Officers, page 143

2.	We note that you have filed Exhibits 10.9, 10.10, 10.11 and 10.12, which relate to various employment agreements you have entered into with Mr. Dudley and Mr. Fitzgerald. Please update your disclosure here to reflect the fact that the employment agreements have been entered into. In addition, please revise your disclosure here to include a description of the 24 month change in control severance provision present in each of the employment agreements with Mr. Dudley and Mr. Fitzgerald or otherwise advise.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it has updated the disclosure on page 143 of the Amended Registration Statement to address the Staff’s comments regarding the employment agreements with Mr. Dudley and Mr. Fitzgerald.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael Bison
Michael Bison, Esq.

cc:	R. Michael Dudley, TransCode Therapeutics, Inc.
Thomas A. Fitzgerald, TransCode Therapeutics, Inc.
Stephen Older, Esq, McGuireWoods LLP
Rakesh Gopalan, Esq, McGuireWoods LLP